SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14f-1
PURSUANT TO
SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

INTERVISUAL BOOKS, INC.

(Name of Subject Company)

Common Stock, no par value

(Title of Class of Securities)

460918-10-5

(CUSIP Number of Class of Securities)

Lawrence Nusbaum
Chief Executive Officer
2716 Ocean Park Boulevard, Suite 2000
Santa Monica, California 90405
310-396-8708
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Stephen D. Cooke, Esq.
Mark Prochowski, Esq.
Paul, Hastings, Janofsky & Walker LLP
695 Town Center Drive, 17th floor
Costa Mesa, California 92626
(714) 668-6200

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF
EXECUTIVE OFFICERS, DIRECTORS AND DIRECTOR NOMINEES
COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS
SUMMARY COMPENSATION TABLE
AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES
COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934

INTERVISUAL BOOKS, INC.
2716 Ocean Park Boulevard, Suite 2020
Santa Monica, California 90405

Schedule 14f-1

Pursuant to
Section 14(f) of the
Securities Exchange Act of 1934
and
Rule 14f-1 thereunder

This Schedule is being furnished on or about January 17, 2002 to the holders of record at the close of business on January 16, 2002, of shares of common stock, no par value (the “Common Stock”), of Intervisual Books, Inc., a California corporation (the “Company”), pursuant to the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. THIS SCHEDULE IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH A VOTE OF THE COMPANY’S STOCKHOLDERS. The Company has recently entered into a series of transactions which is expected to result in the replacement of the majority of the Board of Directors of the Company (the “Board”). The following is a brief summary of these transactions.

On January 8, 2002, the Company and Intervisual Partners, LLC, a Delaware limited liability company (the “Purchaser”), entered into a Series A Preferred Stock Purchase Agreement (the “Purchase Agreement”) whereby the Company agreed to sell to the Purchaser, pursuant to two closings, up to an aggregate of 1,825,397 shares of the Company’s convertible Series A Preferred Stock (the “Shares”) for an aggregate purchase price of $2,100,000 (the “Purchase Price”). Each Share is convertible into two shares of Common Stock, at a price of $0.63 per share.

The first closing (the “First Closing”) was held on January 8, 2002. At the First Closing, the Company issued to the Purchaser 396,825 Shares at a price per share of $1.26, and the Purchaser delivered to the Company $2,100,000, $1,600,000 of which was delivered to an escrow agent (the “Escrow Agent”) in accordance with the terms of the Purchase Agreement, pending the Second Closing. The second closing (the “Second Closing”) will be held as soon as practicable following ten days after the mailing of this Schedule to holders of record of Common Stock, and is currently expected to occur on or before January 31, 2002. At the Second Closing, the Company will issue to the Purchaser 1,269,841 Shares, at a price per share of $1.26, and the Purchaser shall cause the Escrow Agent to release the $1,600,000 of the Purchase Price to the Company.

Up to an additional 158,730 Shares may be issued by the Company to the Purchaser following the completion of the audit of the Company’s Financial Statements for the 2001 fiscal year. In addition, up to 158,730 additional Shares and up to 1,891,074 shares of Series A-1 Preferred Stock of the Company may be purchased by the Purchaser through the exercise of two options granted to the Purchaser in the Purchase Agreement.

In connection with the Purchase Agreement, the Company entered into a Stockholders Agreement (the “Stockholders Agreement”) with Waldo H. Hunt, a director, officer and stockholder of the Company, The Hunt Family Trust, Steven D. Ades, an officer and stockholder of the Company, the Steven Ades and Laurie Levit Revocable Family Trust and the Purchaser. Pursuant to the Stockholders Agreement, as long as the Purchaser retains ownership of 45% of the Shares or the equivalent number of Common Stock into which such Shares may be converted, the Purchaser has the right to nominate a majority of the members of the Board. Based upon the anticipated size of the Board at the time of the Second Closing, the Purchaser shall have the right to nominate four of the seven members of the Board. In addition, as long as Mr. Hunt and his affiliates retain ownership of 45% of the securities of the Company which they own as of the date of the First Closing, Mr. Hunt or his successors or assignees shall have the right to nominate the remaining members of the Board. The Stockholders Agreement will become effective only upon the Escrow Agent’s release of $1,600,000 to the Company at the Second Closing (see above).

Pursuant to the transactions contemplated in the Purchase Agreement, effective upon the First Closing, the authorized size of the Board was reduced to five members and Wong Weng Foo, Nathan N. Sheinman, Neil G. Berkman, Steven D. Ades and Gordon Hearne each resigned from the Board. Also, at the First Closing, Mark Shapiro and Louis Perlman were each appointed to the Board, with Mr. Perlman being appointed as Chairman of the Board. Therefore, immediately after the First Closing, the Board consisted of Waldo H. Hunt, Leonard W. Jaffe, Mark Shapiro, Louis Perlman and one vacancy.

In connection with the Second Closing, the Company’s bylaws shall be amended to increase the authorized size of the Board to seven members. The Purchaser has notified the Company that the four nominees who Purchaser requests to be board members at the Second Closing are: Louis Perlman, Mark Shapiro, Douglas Ellenoff and William Bruce Johnson. Mr. Hunt has notified the Company that the two nominees Mr. Hunt requests to be board members at the Second Closing are Dr. Allen Furst and Lawrence Nusbaum. As a result, at the Second Closing, the Board shall consist of Messrs. Hunt, Shapiro, Perlman, Furst, Nusbaum, Ellenoff and Johnson. Mr. Jaffe, currently a director, has agreed to resign from the Board effective as of the Second Closing.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

On January 16, 2002, there were 6,031,490 shares of Common Stock issued and outstanding and 396,825 shares of Series A Preferred Stock outstanding. Each holder of Common Stock is entitled to cast one vote, in person or by proxy, for each share of Common Stock held by him or her. Each holder of Series A Preferred Stock is entitled to cast two votes, in person or by proxy, for each share of Series A Preferred Stock held by him or her.

The following table sets forth certain information concerning beneficial ownership of Common Stock as of January 11, 2002, by any person who is known by the Company to be the beneficial owner of more than five (5%) percent of Common Stock, by each director of the Company, each executive officer named in the Summary Compensation Table below, by all current directors and officers as a group and by those persons nominated or who will be nominated to fill the vacancies on the Board of Directors of the Company pursuant to the transactions contemplated by the Purchase Agreement (the “Director Nominees”). Except as otherwise noted, the following shareholders have sole voting and investment power with respect to the shares indicated except to the extent that authority is shared by spouses under applicable law.

	Amount and Nature
	of Beneficial
Name	Ownership(1)(2)		Percent of Class

Waldo H. Hunt/The Hunt Family Trust(3)	3,052,917		49.4%
2716 Ocean Park Blvd. #2020 Santa Monica, CA 90405
Intervisual Partners, LLC	793,650	(4)	11.6%
18 East 50th Street 10th Floor New York, NY 10022
Lawrence Nusbaum	0	(5)	0%
Nathan N. Sheinman(6)	300,000		4.7%
Dan P. Reavis	220,000		3.5%
Steven D. Ades/the Steven Ades and Laurie Levit	769,381		12.6%
Revocable Family Trust(7)
2716 Ocean Park Blvd., #2020 Santa Monica, CA 90405
Steven Wallace	123,987		2.0%
Mark Shapiro	0	(4)	0%
Louis Perlman	793,650	(4)	11.6%
Leonard W. Jaffe	41,499		*
Dr. Allen Furst	405,600	(4)(8)	6.7%
Douglas Ellenoff	0	(4)	0%
William Bruce Johnson	0	(4)	0%
All directors and executive officers as a group	5,741,784		74.4%
(13 persons)

*	Less than 1%

(1)	Information relating to beneficial ownership of shares of Common Stock is based upon the rules set forth under the Securities Exchange Act of 1934, as amended. Under such rules, more than one person may be deemed to be a beneficial owner of the same securities.

(2)	Includes the following number of shares of Common Stock that may be purchased upon the exercise of options granted by the Company which are exercisable on January 11, 2002 or within 60 days thereafter: Mr. Hunt, 150,000; Mr. Sheinman, 300,000; Mr. Reavis, 175,000; Mr. Ades, 93,334; Mr. Jaffe, 34,499 and all directors and executive officers as a group, 842,583.

(3)	All such shares are owned of record either by Mr. Hunt or by Waldo H. Hunt and Patricia E. Hunt, Trustees of The Hunt Trust, UTA May 30, 1980, of which both Trustees have shared voting and investment power.

(4)	Represents shares of Common Stock issuable upon conversion of 396,825 shares of Series A Preferred Stock sold to the Purchaser pursuant to the First Closing. It is expected that the Purchaser will acquire 1,269,841 additional shares of Series A Preferred Stock at the Second Closing. Mr. Perlman is the managing member of Intervisual Partners, LLC. and as such he has control over these shares and has the right to vote these securities. Messrs. Ellenoff, Shapiro, Johnson and Furst are members of Intervisual Partners, LLC and, as such, have an economic interest in the shares it owns.

(5)	Mr. Nusbaum is expected to receive 7% of the shares of Series A Preferred Stock sold to the Purchaser pursuant to the First and Second Closing.

(6)	Mr. Sheinman’s employment agreement expires on 1/31/02 at which time he is expected to leave the Company to explore other opportunities.

(7)	All such shares are owned of record either by Mr. Ades or by Steven D. Ades and Laurie Levit, Trustees of The Steven Ades and Laurie Levit Revocable Family Trust UTA April 18, 1991, of which both Trustees have shared voting and investment power.

(8)	Dr. Furst shares included 1,500 shares owned by his wife and 3,600 shares owned by his daughter.

EXECUTIVE OFFICERS, DIRECTORS AND DIRECTOR NOMINEES

The current executive officers, directors and Director Nominees of the Company are as follows:

Name	Age	Position

Waldo H. Hunt	81	Chairman Emeritus, Director
Nathan N. Sheinman	51	President, Chief Operating Officer

Name	Age	Position

Lawrence Nusbaum	39	Chief Executive Officer, Director Nominee
Dan P. Reavis	52	Executive Vice President, Chief Financial Officer
Steven D. Ades	53	President, Video and New Media Division
Steven F. Wallace	48	Senior Vice President-Sales and Marketing
Gail A. Thornhill	49	Controller, Secretary
Mark Shapiro	40	Director
Louis Perlman	55	Chairman of the Board, Director
Allen Furst	51	Director Nominee
Leonard William Jaffe	83	Director
Douglas Ellenoff	41	Director Nominee
William Bruce Johnson	54	Director Nominee

Directors of the Company hold office until the next annual meeting of the stockholders, and until their successors are duly elected and qualified. Officers serve at the pleasure of the Board of Directors subject to the provisions of their employment contracts, if any.

Waldo H. Hunt became Chairman Emeritus in January 2002 and has been a director of the Board of the Company since its organization in 1975. Mr. Hunt served as Chairman of the Board from 1975 until January 2002. From November 1996 until January 2002, he served as Chief Executive Officer. From 1994 through December 1996, Mr. Hunt also served as Chairman of The Hunt Creative Group, a company founded by Mr. Hunt in 1994. Mr. Hunt is the founder of the Company and is considered by many to be the father of the modern-day pop-up industry.

Nathan N. Sheinman became President and Chief Operating Officer of the Company on January 27, 1997. In addition, from March 1997 to January 2002, Mr. Sheinman was a director of the Company. Prior to joining the Company, Mr. Sheinman was employed by Penguin USA serving as Senior Vice President of Special Sales, Publisher of Looney Tunes books and Co-publisher of Penguin USA’s Packaging Division from March 1990 to December 1996. Mr. Sheinman’s employment contract expires on January 31, 2002 at which time he is expected to leave the Company to explore other opportunities.

Louis Perlman became a director and Chairman of the Board of the Company in January 2002. Since 1979 Mr. Perlman has been the President of Lazam Properties Ltd. Mr. Perlman has lead many venture capital investments, including from 1988 to 1996 being the Chairman and CEO of Chemical Week Associates a respected trade publication. Mr. Perlman received his law degree from Cardozo School of Law and a graduate degree from the School of Oriental and African studies at London University.

Lawrence Nusbaum became Chief Executive Officer of the Company in January 2002. He is expected to become a director of the Company at the Second Closing. Prior to joining the Company from 2000 to 2001 Mr. Nusbaum was the Managing Director of ICES Inc. an Internet incubator, which included 46 start-up businesses. From 1997 to 2000 Mr. Nusbaum was the Founder and Chief Executive Officer of Media Brands, Inc. a manufacturer and distributor of toys, novelties and craft products.

Dan P. Reavis became Executive Vice President and Chief Financial Officer in January 1998. Prior to joining the Company, Mr. Reavis was the Executive Vice President of Operations and Chief Financial Officer of Price Stern Sloan Publishers for ten years before that company was acquired by the Putnam Berkeley Group.

Gail A. Thornhill was appointed Secretary of the Company in February 1993. Ms. Thornhill has been employed by the Company since 1980 in various capacities and has served as its Controller and Chief Accounting Officer since February 1992.

Steven D. Ades became President of the Company’s Video and New Media Division in connection with the Company’s acquisition of Fast Forward Marketing, Inc. (“FFM”) in May 1999. Mr. Ades was a director from August 1999 to January 2002. Prior to the acquisition of FFM, Mr. Ades was the President and a director of FFM since its organization in 1987.

Steven F. Wallace became Senior Vice President of Sales and Marketing in connection with the Company’s acquisition of FFM in May 1999. Prior to the acquisition of FFM, Mr. Wallace was Vice President of Sales of Fast Forward Marketing since January 1994. From 1979 to 1993, Mr. Wallace was Senior Vice President of Sales for Price Stern Sloan Publishers.

Mark Shapiro became a director of the Company in January 2002. In 1997, Mr. Shapiro co-

founded The Wardenclyffe Group, Inc., an investment manager, consultant and investor. Through various affiliated entities, Mr. Shapiro has managed the Wardenclyffe Micro-Cap Fund, L.P. since 1998. He has over fifteen years experience in investment management and finance. From 1991 to 1995, he was a Managing Director of CR Management Associates, Inc., a Lexington, Massachusetts venture capital firm. From 1987 to 1991, Mr. Shapiro was a Senior Portfolio Manager at Home Capital Services, Inc., where he was responsible for the management of $750 million in risk assets. In 1986, he completed the Manufacturers Hanover (now Chase Manhattan Bank) Credit Training Program and served as a Senior Credit Analyst.

Dr. Allen Furst is expected to become a director of the Company at the Second Closing. Since 1982 Dr. Furst has been the founder, owner and physician of the Immediate Medical Care Centers located in New Jersey. From 1981 to 1984 Dr. Furst was the President of the Emergency Medical Association, an 80-member physician group who staffed 11 emergency hospital rooms and urgent care centers located in New Jersey. Dr. Furst is also a private investor with over 25 years of experience in money management.

Leonard W. Jaffe became a director of the Company in February 1998. Prior to joining the Company, Mr. Jaffe was a director, Vice-Chairman and Chairman of the Executive Committee of National Education Corporation from 1976 until acquired by Harcourt General in June of 1997. He was a director of Steck-Vaughn Publishing Company from 1993 until acquired by Harcourt General in February 1998. He also serves as a consultant to various US and international companies. Mr. Jaffe agreed to resign form the Board effective as of the Second Closing.

Douglas S. Ellenoff is expected to become a director of the Company at the Second Closing. In 1997, Mr. Ellenoff co-founded The Wardenclyffe Group, Inc., an investment manager, consultant and investor. Through various affiliated entities, Mr. Ellenoff has managed the Wardenclyffe Micro-Cap Fund, L.P. Since 1992, Mr. Ellenoff has been a partner in the law firm of Ellenoff Grossman Schole & Cyruli, LLP. He received his law degree from Fordham University and is a graduate of Vassar College (AB-1982).

William Bruce Johnson is expected to become a director of the Company at the Second Closing. He has been a private investor and a writer since 1998. Mr. Johnson is a lawyer and a former deputy counsel for the New York NAACP from 1996 to 1998.

COMMITTEES AND MEETINGS OF THE BOARD OF DIRECTORS

MEETINGS OF DIRECTORS

The Company’s Board of Directors (the “Board”) met six times during 2001 to consider matters related to the Company’s business. The Board has an Audit Committee and a Compensation Committee. The Company does not presently have a Nomination Committee. Each director attended more than 75% of the aggregate of the total number of meetings of the Board and the committee on which he is a member during 2001, except for Mr. Wong who did not attend any of the Board meetings.

COMPENSATION COMMITTEE

The Compensation Committee makes decisions as to the compensation and benefits of the Company’s officers and key employees when such decisions are not made by the Board. The members of the committee during 2001 were Messrs. Jaffe and Hearne. The Compensation Committee did not formally meet during 2001.

AUDIT COMMITTEE

The Audit Committee reviews significant financial and accounting issues and the services performed by and the reports of, the Company’s independent auditors and makes recommendations to the Board with respect to these and related matters. The members of the committee during 2001 were Messrs. Hearne, Jaffe and Berkman. The Audit Committee met once during 2001.

DIRECTOR COMPENSATION

Each director who is not an employee receives a $5,000 annual retainer, $1,000 for each Board meeting attended in person, $500 for each meeting of a committee of the Board which is separate from a Board meeting attended in person, and $250 for each Board or committee meeting attended by telephone. Under the Company’s Non-employee Director Stock Option Plan, non-employee directors receive an initial option grant to purchase 30,000 shares of Common Stock when such person is first elected or appointed as a Company director and thereafter, on the date of each annual meeting of the Company’s shareholders, an additional grant to purchase 2,500 shares of Common Stock (other than to directors who receive an initial grant during the calendar year in which the annual meeting is held), provided that such non-employee director continues in office after the annual meeting.

In January 2002, the Company entered into a consulting agreement with Louis Perlman, a director of the Company. Pursuant to the agreement, which expires December 31, 2003, the Company will pay to Mr. Perlman a consulting fee of $50,000 per year and an amount in cash equal to the sum of any bonuses, medical expenses and automobile allowance paid or provided to Mr. Nusbaum pursuant to Mr. Nusbaum’s employment agreement. The effectiveness of this agreement is conditioned upon the release from escrow to the Company of $1,600,000 at the Second Closing, as provided for in the Purchase Agreement. In connection with the consulting agreement, Mr. Perlman was granted options to purchase 300,000 shares of Common Stock.

EXECUTIVE COMPENSATION

The following table sets forth in the prescribed format the compensation paid to all persons serving as the Company’s Chief Executive Officer and the other executive officers of the Company who were serving as executive officers at the end of fiscal 2001 and whose total 2001 compensation exceeded $100,000, each as determined by total salary and bonus for 2001 (the “Named Executive Officers”).

SUMMARY COMPENSATION TABLE

					LONG TERM
		ANNUAL COMPENSATION			COMPENSATION

Name and				Other Annual	Securities	All Other
Principal	Year	Salary	Bonus	Compensation	Underlying	Compensation
Position	(1)	($)	($)	($)(1)	Options (#)(2)	($)

Waldo H. Hunt	2001	75,000	0	60,000	0	0
Chairman Emeritus	2000	84,375	0	60,000	0	0
(former CEO)	1999	215,625	0	66,120	150,000	0

Nathan N. Sheinman	2001	220,000	0	—	0	0
President, COO(3)	2000	220,000	0	—	0	0
	1999	238,958	0	—	300,000	0

Dan P. Reavis	2001	150,000	0	—	0	0
Executive Vice	2000	150,000	0	—	0	0
President, CFO	1999	165,833	0	—	175,000	0

Steven Ades	2001	131,401	0	—	0	0
Executive Vice	2000	171,850	0	—	0	0
President, Video	1999	158,125	0	—	140,000	0
and New Media Division

Steven Wallace	2001	150,000	0	—	0	0
Sr. Vice	2000	150,000	0	—	0	0
President-Sales	1999	98,437	0	—	110,000	0

(1)	The amount disclosed in this column includes $60,000 for a life insurance policy and auto allowances.

(2)	In November 1999, the option agreements for Mr. Hunt, Mr. Sheinman, and Mr. Reavis were amended to reduce the exercise price to $1.25 per share, which price exceeded the fair market value of Common Stock on the date of the amendment. In the case of Mr. Hunt, certain options were cancelled and an equal number of replacement options with an exercise price of $1.25 were granted.

(3)	Mr. Sheinman’s employment agreement will expire on January 31, 2002 at which time he is expected to leave the Company to explore other opportunities.

No options were granted by the Company to the Named Executive Officers and no options were exercised by the Named Executive Officers under the Company’s various stock option plans during 2001 fiscal year.

The following table sets forth, in the prescribed format, certain information with respect to options held by the Named Executive Officers.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
AND FISCAL YEAR-END OPTION VALUES

			Number of Securities		Value of Unexercised
			Underlying Unexercised		In-the-Money Options
			Options at FY—End		at FY-End(1)

	Shares
	Acquired On	Value	Exercisable	Unexercisable	Exercisable	Unexercisable
Name	Exercise (#)	Realized ($)	(#)	(#)	($)	($)

Waldo H. Hunt	None	N/A	150,000	0	97,500	0
Nathan Sheinman	None	N/A	300,000	0	195,000	0
Dan Reavis	None	N/A	175,000	0	113,750	0
Steven Ades	None	N/A	93,334	46,666	60,667	30,333
Steven Wallace	None	N/A	110,000	0	71,500	0

(1)	The amounts in this column are calculated using the difference between the closing market price of Common Stock at the Company’s 2001 fiscal year-end and the option exercise prices. The closing market price of Common Stock was less than the option exercise prices.

Employment and Other Agreements

In January 2002, the Company entered into an employment agreement with Mr. Hunt employing him as the Company’s Chairman of the Board Emeritus. Pursuant to the agreement, which expires on December 31, 2003 unless sooner terminated as provided in the agreement, the Company agreed to pay to Mr. Hunt a salary of $165,000 in 2002 and $175,000 in 2003.

In January 1997, the Company entered into an employment agreement with Mr. Sheinman employing him as the Company’s President and Chief Operating Officer. Mr. Sheinman’s employment agreement will expire on January 31, 2002 at which time he will be leaving the Company to explore other opportunities.

In September 2001, the Company entered into a change of control agreement with Mr. Reavis. Subject to the terms and conditions of the agreement, Mr. Reavis shall receive $38,500 upon a change of control of the Company within 12 months from the date of the agreement, provided he is still employed by the Company upon such change of control and chooses not to accept full time employment for more than an interim period of up to six months. The transactions contemplated by the Purchase Agreement constitute a change of control of the Company for the purposes of the agreement.

In August 2000, the Company amended an employment agreement with Mr. Ades, the President of Video and New Media Division. This agreement, which expires May 2002 unless further extended or sooner terminated as provided in the agreement, provides for compensation of $78,000 per annum. Pursuant to his previous employment agreement, Mr. Ades was granted options to purchase 140,000 shares of Common Stock.

In May 1999, the Company entered into an employment agreement with Mr. Wallace employing him as the Company’s Senior Vice President of Sales and Marketing. The agreement provides for compensation of $162,500 per annum plus a sales commission. Pursuant to this agreement, Mr. Wallace was granted options to purchase 100,000 shares of Common Stock. Unless further extended, this agreement will expire on February 28, 2002.

In January 2002, the Company entered into an employment agreement with Mr. Nusbaum employing him as the Company’s Chief Executive Officer. Pursuant to the agreement, which expires on December 31, 2003 unless further extended or sooner terminated as provided in the agreement, the Company shall pay to Mr. Nusbaum a salary of $150,000 per year and a tiered bonus of $62,500 up to $200,000, based upon the Company’s performance. Minimum pretax earnings before certain adjustments for 2002 and 2003 must be at least $1,250,000 and $1,750,000 respectively or a total of $3,000,000 for the two years before any bonus will be due. In connection with the agreement, the Company granted to Mr. Nusbaum options to purchase 300,000 shares of Common Stock which will vest 150,000 shares on 12/31/04 and 150,000 shares on 12/31/05 unless vested early based on the Company’s performance.

In January 2002, the Company entered into an advisory agreement with Wardenclyffe Group, Inc. (“WGI”). Pursuant to this agreement, WGI provides certain consulting services to the Company. The agreement, which is for a term of one year, provides for compensation of $2,000 per month and a finder’s fee equal to 7% of the aggregate consideration received by the Company as a result of a debt or equity investment in the Company by an entity introduced to the Company by WGI, if such investment occurs during the term of the agreement or within 3 months thereafter. Messrs. Shapiro and Ellenoff are each co-founders of WGI.

COMPLIANCE WITH SECTION 16 OF THE SECURITIES EXCHANGE ACT OF 1934

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers, and persons who own more than ten percent of a registered class of the Company’s equity securities, to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. Based on a review of copies of such forms furnished to the Company and its records, the Company believes that during the last fiscal year Section 16(a) late filings applicable to its officers, directors and greater than 10-percent beneficial owners were as follows: in January 2002, Mr. Ades filed a late Form 4 disclosing an acquisition of 61,107 shares of Common Stock pursuant to the cancellation of indebtedness in December 2001, and in January 2002, Mr. Reavis filed a late Form 4 disclosing an acquisition of 15,000 shares of Common Stock in December 2001.

January 17, 2002